                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                    Pennsylvania Manufacturers Corporation
                    --------------------------------------
                               (Name of Issuer)


                 Class A Common Stock, $5 par value per share
                 --------------------------------------------
                        (Title of Class of Securities)

                                   708870209
                              -------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 708870209                         13G          Page  2 of 6 Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                PMA Foundation        23-6296953

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER

                5,473,450 shares

        6  SHARED VOTING POWER

                0

        7  SOLE DISPOSITIVE POWER

                5,473,450 shares

        8  SHARED DISPOSITIVE POWER

                0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,473,450 shares

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           40.0%

12 TYPE OF REPORTING PERSON*

           00
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13G

----------------------                                   ---------------------
CUSIP No. 708870209                                        Page  3 of 6 Pages
----------------------                                   ---------------------

ITEM 1(A)       NAME OF ISSUER:

                   Pennsylvania Manufacturers Corporation

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   The PMA Building, 380 Sentry Parkway, Blue Bell, Pennsylvania 19422-2328

ITEM 2(A)       NAME OF PERSON FILING:

                   PMA Foundation

ITEM 2(B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                   The PMA Building, 380 Sentry Parkway, Blue Bell, Pennsylvania 19422-2328

ITEM 2(C)       CITIZENSHIP:

                   Pennsylvania

ITEM 2(D)       TITLE OF CLASS OF SECURITIES:

                   Class A Common Stock, $5 par value per share

ITEM 2(E)       CUSIP NUMBER:

                   708870209
                   ---------

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                   Not applicable.

                                 SCHEDULE 13G
----------------------                                   ---------------------
CUSIP No. 708870209                                        Page  4 of 6 Pages
----------------------                                   ---------------------

ITEM 4          OWNERSHIP:

                (a)  Amount Beneficially Owned:
                     5,473,540 shares (1)

                (b)  Percent of Class:
                     40.0%(1)

                (c)  Number of Shares as to which such person has:

                     (i) sole power to vote or direct the vote: 5,473,450 shares(1)

                     (ii)  shared power to vote or direct the vote: 0

                     (iii) sole power to dispose or to direct the disposition
                           of: 5,473,450 shares(1)

                     (iv) shared power to dispose or to direct the disposition of: 0
                ___________________
                (1) Represents (i) 4,561,225 shares of the Company's Common Stock, $5 par value per share, or 30.7% of the outstanding shares of the Company's Common Stock, which are convertible into 4,561,225 shares of the Company's Class A Common Stock, and (ii) 912,225 shares of the Company's Class A Common Stock. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 14,850,789 shares of Common Stock and 9,117,735 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock, PMA Foundation is entitled to cast 29.5% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote. These shares do not include shares of the Company's Common Stock and Class A Common Stock held by Pennsylvania Manufacturers' Association, Northeast Branch ("NE Branch"). Certain trustees of PMA Foundation also serve as directors and/or officers of the NE Branch. As of December 31, 1997, the NE Branch owned 70,500 shares of Common Stock and 14,100 shares of Class A Common Stock of the Company.

                                 SCHEDULE 13G

CUSIP No. 708870209                                        Page  5 of 6 Pages


ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not applicable.

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                   No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by PMA Foundation.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                   Not applicable.

ITEM 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not applicable.

ITEM 9          NOTICE OF DISSOLUTION OF GROUP:

                   Not applicable.

ITEM 10         CERTIFICATION:

                   Not applicable.

                                 SCHEDULE 13G

CUSIP No. 708870209                                        Page  6 of 6 Pages

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        PMA FOUNDATION



Date:  February 11, 1998                By: /s/ Frederick W. Anton III
     ------------------------               ------------------------------

                                        Title: President
                                               ---------------------------